modbook inc

Modbook Inc
2017 Crowdfunding Campaign

Offering PitchDeck



August 2017

wefunder.com/modbook

modbook inc

Modbook Inc. - Transforming Mac Technologies

- Founded Feb. 2nd, 2012
- California C Corporation
- Headquarterd in Los Angeles, California
- Consumer electronics hardware solution manufacturer
- Building pen-enabled Mac tablet computer solutions, primarily designed for the Creative Industries
- Core product offering are enclosure conversion kits that transform a genuine Apple MacBook Pro notebook-style computer into a pen-enabled tablet-style computer
- Crowdfunding Offering pursuant Section 4(a)(6) of the Securities Act



modbook inc

Crowdfunding Offering - Phase 1

Phase 1:

- USD $1.50 per share for up to 66,667 shares *(maximum of USD $100,000 in aggregate investments)*
- Pre-money valuation
  Basic: USD $3,047,308
  Fully diluted: USD $3,722,308
- Class of shares issued: Non-voting common stock
- For investments of USD $10,000 or more, but less than USD $20,000, issuing:
  1 Warrant to purchase, within 5 years, 1 share of Non-Voting common stock at USD $1.50
- For investments of USD $20,000 or more, issuing:
  2 Warrant to purchase, within 5 years, 1 share of Non-Voting common stock at USD $1.50
- For investments of equal or more than USD $50,000:
  Class of shares issued: Voting common stock

modbook inc

Crowdfunding Offering - Phase 2

Phase 2:

- USD $2.00 per share for up to 485,000 shares *(maximum of USD $970,000 in aggregate investments)*
- Pre-money valuation
  Basic: USD $4,063,078
  Fully diluted: USD $4,963,078
- Class of shares issued: Non-voting common stock
- For investments of USD $10,000 or more, but less than USD $20,000, issuing:
  1 Warrant to purchase, within 5 years, 1 share of Non-Voting common stock at USD $2.00
- For investments of USD $20,000 or more, issuing:
  2 Warrant to purchase, within 5 years, 1 share of Non-Voting common stock at USD $2.00
- For investments of equal or more than USD $50,000:
  Class of shares issued: Voting common stock

modbook inc

For additional information, or to make an investment

Visit our offering page here: wefunder.com/modbook

modbook inc

Thank You.